Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 24, 2005, relating to the financial statements (which report expresses an unqualified opinion and contains an explanatory paragraph referring to a change in Whiting Petroleum Corporation’s method of accounting for asset retirement obligations) and financial statement schedule of Whiting Petroleum Corporation, and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Whiting Petroleum Corporation for the year ended December 31, 2004 and to the reference to us under the heading “Experts” in the Prospectus Supplement, which is part of Registration Statement No. 333-121615.

/s/ Deloitte & Touche LLP
Denver, Colorado
September 16, 2005